Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation (parent corporation) (a)

	Quarter ended			Nine months ended
(dollar amounts in millions)	Sept. 30, 2002	June 30, 2002	Sept. 30, 2001	Sept. 30, 2002	Sept. 30, 2001

Income before income taxes and equity in undistributed net income (loss) of subsidiaries	$172	$375	$27	$692	$398
Fixed charges: interest expense and amortization of debt issuance costs	51	52	59	150	181

Total earnings (as defined)	$223	$427	$86	$842	579

Ratio of earnings (as defined) to fixed charges	4.30	8.31	1.46	5.59	3.21

(a)
The parent Corporation ratios include the accounts of Mellon Financial Corporation (the “Corporation”) and Mellon Funding Corporation, a wholly owned subsidiary of the Corporation that functions as a financing entity for the Corporation and its subsidiaries by issuing commercial paper and other debt guaranteed by the Corporation, Mellon Capital I and Mellon Capital II, special-purpose business trusts formed by the Corporation, that exist solely to issue capital securities, and MIPA, LLC, single member limited liability company wholly owned by the Corporation. Because these ratios exclude from earnings the equity in undistributed net income (loss) of subsidiaries, these ratios vary with the payment of dividends by such subsidiaries.